UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. )*

                      Education Alternatives, Incorporated
       -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
       -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  28139B-10-0
                      ----------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement /__/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SEC 1745 (2/92)              Page 1 of 4 pages

CUSIP No. 28139B-10-0               13G                 Page 2 of 4 Pages


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Perkins Capital Management, Inc.
           IRS ID No.: 41-1501962


 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /__/
                                               (b) /__/
 3    SEC USE ONLY


 4    CITIZENSHIP OR PLACE OF ORGANIZATION

           730 East Lake Street, Wayzata, MN  55391-1769

                5    SOLE VOTING POWER
 NUMBER OF                     99,000

  SHARES             6     SHARED VOTING POWER
                               0
BENEFICIALLY

  OWNED BY           7     SOLE DISPOSITIVE POWER
                               511,100
   EACH

 REPORTING

  PERSON             8     SHARED DISPOSITIVE POWER
                                0
   WITH


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          511,100

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          /_/


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                          6.8%

12    TYPE OF REPORTING PERSON*

                          IA


SEC 1745 (2/92)              Page 2 of 4 pages

CUSIP No. 28139B-10-0                 13G                 Page 3 of 4 Pages


ITEM 1.
      (a)       Name of Issuer
                Education Alternatives, Incorporated

      (b)       Address of Issuer's Principal Executive Offices
                7900 Xerxes Avenue South, Suite 1300,
                Minneapolis, MN 55431

ITEM 2.
      (a)       Name of Person Filing

                Perkins Capital Management, Inc.

      (b)       Address of Principal Business Office or, if none, Residence

                730 East Lake Street
                Wayzata, MN  55391-1769

      (c)       Citizenship

                Minnesota Corporation

      (d)       Title of Class of Securities

                Common

      (e)       CUSIP Number

                28139B-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a) /__/       Broker or Dealer registered under Section  15  of  the  Act

      (b) /__/       Bank as defined in section 3(a)(6) of the Act

      (c) /__/       Insurance Company as defined in section 3(a)(19) of the act

      (d) /_/        Investment  Company  registered   under   section  8 of the
                     Investment Company Act

      (e) /X/        Investment   Adviser  registered  under  section 203 of the
                     Investment Advisers Act of 1940

      (f) /__/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

      (g) /__/       Parent   Holding     Company,     in     accordance    with
                     240.13d-l(b)(ii)(G) (Note: See Item 7)

      (h) /__/       Group, in accordance with 240.13d-l(b)(l)(ii)(H)

ITEM 4. OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-l(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)   The amount beneficially Owned                       511,100

      (b)   The percent of class is                                6.8%

      (c)   Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote        99,000
           (ii)  shared power to vote or to direct the vote           0
           (iii) sole power to dispose or to direct the
                 disposition of                                 511,100
           (iv)  shared power to dispose or to direct the
                 disposition of                                       0


SEC 1745 (2/92)              Page 3 of 4 pages

CUSIP No. 28139B-10-0                 13G                 Page 4 of 4 Pages


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      None.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10. CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          January 22 1997
                                ----------------------------------------

                                By /s/ Bradley A. Erickson
                                ----------------------------------------
                                             Signature

                                Bradley A. Erickson, Vice President
                                -----------------------------------------
                                             Name/Title




SEC 1745 (2/92)              Page 4 of 4 pages